UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Nippon Shokubai Sanyo Kasei Kogyo Kabushiki Kaisha
(Name of Subject Company)
Nippon Shokubai Co., Ltd. Sanyo Chemical Industries, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
Nippon Shokubai Co., Ltd. Sanyo Chemical Industries, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

Nippon Shokubai Co., Ltd.
Attn: Atsushi Tabata
Kogin Bldg., 4-1-1 Koraibashi, Chuo-ku, Osaka 541-0043, Japan
 +81-6-6223-9111

Sanyo Chemical Industries, Ltd.
Attn: Sho Takeuchi
11-1, Ikkyo Nomotocho, Higashiyama-ku, Kyoto 605-0995, Japan
 +81-75-541-4311

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit Number
99.1	Notice Regarding the Execution of a Basic Agreement Concerning the Consideration of Business Integration between Nippon Shokubai Co., Ltd. and Sanyo Chemical Industries, Ltd.

Item 2.  Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Nippon Shokubai Co., Ltd. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated May 29, 2019.

Sanyo Chemical Industries, Ltd. submitted to the Securities and Exchange Commission written irrevocable consent and power of attorney on Form F-X dated May 29, 2019.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nippon Shokubai Co., Ltd.

/s/ Yukihiro Matsumoto
Name:	Yukihiro Matsumoto
Title:	Member of the Board, Director of Corporate Planning Div.

Date:  May 29, 2019

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sanyo Chemical Industries, Ltd.

/s/ Akinori Higuchi
Name:	Akinori Higuchi
Title:	Member of the Board, Senior Managing Executive Officer

Date: May 29, 2019